Mail Stop 3561

October 23, 2007

Mr. Manuel G. Estrada
Chief Financial Officer
11 North Water Street, Suite 18290
Mobile, Alabama 36602

      Re: International Shipholding Corporation
            Form 10-K for the year ended December 31, 2006
            Filed March 9, 2007
            File No. 001-10852

Dear Mr. Estrada:

We have reviewed your response letter dated October 15, 2007 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2006

Notes to the Financial Statements

Note M. Unconsolidated Entities, page F-26

1. We note from your response to our prior comment 3 that although your investment in Belden Cement Holding, Inc. was significant above the 20% threshold for the year ended December 31, 2005, you are requesting relief from amending your 2006 Form 10-K to include the financial statements of this entity. We continue to believe, however, that under Rule 3-09, financial statements of an unconsolidated subsidiary or equity investee are required when the conditions in Rule 3-09(a) are satisfied for any of the annual periods presented in the Company's audited financial statements, regardless of whether the investment was sold or disposed of in a more recent year. Even if a company disposes of an investment that had met the significant subsidiary test, we believe that the application of Rule 3-09 requires the inclusion of separate financial statements through the date of disposal. Therefore, please amend your annual report on Form 10-K to include the financial statements of BCH/BSH for the same annual audited periods as the financial statements presented in the Company's Form 10-K. Also, please ensure that audited financial statements of BCH/BSH are provided for periods in which either the first or third condition set forth in Rule 1-02(w) of Regulation S-X is met (i.e., fiscal year 2005). Please note that if a waiver of a financial statement requirement under Rule 3-09 of Regulation S-X is desired, a separate request for such waiver must be addressed to the Office of the Chief Accountant within the Division of Corporation Finance. This request should include a detailed discussion of your rationale or reasons for requesting the waiver of a financial statement required under Rule 3-09 of Regulation S-X. However, should you decide to amend, we will not object to the inclusion of the unaudited financial statements for the nine months ended September 30, 2006 in addition to the audited and unaudited financial statements of BCH/BSH for the fiscal years ended December 31, 2005 and 2004, respectively.

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You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief